NUMBER
00

Sweet Spot Games, Inc.

INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA
Authorized To Issue 70,000,000 Shares Common Stock At $ 0.001 Par Value



SHARES

This Certifies That

is hereby issued

and non-assessable Shares of the Stock of the above named Corporation transferable only on the books

of the Corporation by the holder hereof in person or by duly authorized Attorney upon surrender of this

Certificate properly endorsed.

In Witness Whereof, the said Corporation has caused this Certificate to be signed by its duly authorized

officers and its Corporate Seal to be hereunto affixed this _____ day of _____ A.D. _____

_____
PRESIDENT

fully paid



For Value Received, ______ hereby sell, assign and transfer unto ____

____ Shares represented by the within Certificate, and do hereby irrevocably constitute and appoint

____ Attorney to transfer the said Shares on the books of the within named Corporation with full power of substitution in the premises.

Dated ____________________, __________

In presence of

____

____

NOTICE: THE SIGNATURE OF THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE, IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.